

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corp
1177 Avenue of the Americas, Fl 40
New York, NY 10036

      Re: Amplitude Healthcare Acquisition Corp
          Registration Statement on Form S-4
          Filed June 8, 2021
          File No. 333-256875

Dear Mr. Venkataraman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Given that the Nasdaq listing condition is waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the New Jasper Voting Common Stock will be listed on a national securities exchange following the business combination. Also, revise the risk factor on page 91 to reflect that the Nasdaq listing condition may be waived.

Risk Factors, page 31

2. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to

liability for any material misstatements or omissions in a registration statement.

The Proposed Charter that will be in effect upon the Closing will provide that the Court of Chancery of the State of Delaware, page 85

3. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

AMHC's Sponsor, directors and officers have interests in the Business Combination, page 87

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Business Combination Proposal, page 100

6. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

8. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Information About Jasper
Our Product Pipeline, page 106

9. Please revise your pipeline table to provide separate columns for Phases 1, 2 and 3 of clinical development.

Ownership of New Jasper, page 110

10.   Please expand your disclosure regarding the sponsor's ownership interest in the target
        company to disclose the approximate dollar value of the interest based on the transaction
        value and recent trading prices as compared to the price paid.

Background to the Business Combination, page 113

11.   Please supplementally provide us with a copy of the forecasted financial information that
        was provided to AMHC by Jasper management.

12.   Please provide additional detail regarding how the parties came to the initial valuation for
        Jasper of $275.0 million included in the February 22, 2021 letter of intent. Please also
        expand the discussion of the valuation and market conditions that led to an increase in the
        valuation on March 15, 2021.

The Board's Recommendation and Reasons for Approval of the Business Combination, page 117

13.   Please revise to discuss how the board considered the various conflicts of interests of your
        sponsor and your officers and directors discussed on page 123 in negotiating and
        recommending the business combination.

Certain Projected Financial Information, page 119

14.   We note that in connection with its evaluation of the business combination, the AMHC
        Board considered certain non-public financial projections/forecasts prepared by AMHC's
        management for fiscal years 2021 through 2036 with respect to Jasper as a
        standalone company. We have the following comments regarding these forecasts:
        •   Describe the process undertaken to formulate the forecasts and assumptions and the
            parties who participated in the preparation of the forecasts.
        •   Disclose the material assumptions and estimates underlying the forecasts, including
            Jasper's revenue growth rates, operating costs, product pricing, gross margins, etc.
            and the limitations of the forecasts. Provide investors with sufficient information to
            evaluate the forecasted financial information and its reasonableness.
        •   Explain how you arrived at the probability of regulatory approval and the nature of
            such adjustment and whether you applied the same regulatory success rates for each
            of the pre-commercialization products, and if so, why.
        •   Explain how management and the Board relied upon the forecasts and how they
            determined that they are reasonable, particularly in light of the length of the
            forecasts and since Jasper is a clinical stage company with limited operations and no
            approved products. Specifically, address the reliability of the projections related to
            the later years presented.
        •   Explain to us the extent you have considered providing separate forecasted financial
            information for each group of product candidates based on their stage of
            development.

Comparable Company Analysis, page 121

15.   Please revise your discussion of the Comparable Company Analysis to clearly show the underlying data for the Trading Comparables and M&A Comparables.

Unaudited Pro Forma Condensed Combined Financial Statements
Accounting for the Business Combination, page 169

16.   With respect to the note (5), please show the computation of Former Jasper shares converted to the new Jasper Common Stock outstanding following the consummation of the Business Combination. We note your adjustment (L) on page 165. In your response, please provide the number of Former Jasper Series A-1 and Series A-2 preferred shares outstanding prior to the conversion, conversion ratio used, and the number of New Jasper Shares converted for Series A-1 and Series A-2 preferred shares, respectively.

17.   We also note on page F-93 that the conversion rate of Jasper's Series A-2 redeemable preferred stock can be reduced to 4% if the Company terminates the Amgen license agreement, or Amgen is pursuing a clinical development of an anti c-kit antibody. Please expand your disclosure to describe how these conditions would have impacted the conversion of the preferred stock and the related net loss per share calculation.

Note 3 - Pro Forma Adjustments, page 171

18.   With respect to adjustment BB, please specify the income tax rate used to calculate the provision for income taxes.

Note 5 - Earnout Shares, page 172

19.   Please list the expected volatility rate and the risk-free interest rate used to value the earnout liabilities.

Our Solution and Product Candidates, page 189

20.   We note your statement that certain attributes will allow JSP191 to be used safely and effectively. Please revise your disclosures to remove any statements that imply that JSP191 is safe or effective, as safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

Management of New Jasper Following the Business Combination, page 242

21.   Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Dr. Shizuru Consulting Agreement, page 259

22.   Please file the consulting agreement as an exhibit or tell us why you do not believe you are required to file it. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher D. Barnstable-Brown, Esq.